SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

drugstore.com, inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

262241-10-2

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Yukio Morikubo

General Counsel and Vice President

drugstore.com, inc.

411 108th Avenue N.E., Suite 1400

Bellevue, Washington 98004

(425) 372-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,761,462	$110

*	Estimated solely for purposes of calculating the filing fee. This amount assumes that all 4,052,520 options to purchase the common stock of drugstore.com that are eligible for the offer will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities as of November 10, 2008, was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO relates to an offer by drugstore.com, inc., a Delaware corporation (“drugstore.com” or the “Company”), to amend (the “Offer”) certain options to purchase up to an aggregate of 4,052,520 shares of the Company’s common stock that were granted at a discount from fair market value and therefore may be subject to adverse tax consequences under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Eligible Options”). These Eligible Options may be amended and, under certain circumstances, holders of Eligible Options may receive cash payments.

The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated November 12, 2008 (the “Offer to Amend”), (ii) the Initial Communication to Eligible Employees from Yukio Morikubo, dated November 12, 2008 and (iii) the Election/Withdrawal Form. These documents, as may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C), respectively. An “eligible employee” refers to all employees of drugstore.com who remain employees of drugstore.com through the last date on which this Offer remains open for acceptance, are subject to taxation in the United States, and who hold Eligible Options.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Drugstore.com is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 411 108th Avenue N.E., Bellevue, Washington 98004, and the telephone number at that address is (425) 372-3200. The information set forth in the Offer to Amend under the caption “The Offer” titled “Information concerning the Company” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to options to be amended in the Offer will depend on the number of shares of common stock subject to Eligible Options tendered by eligible employees and accepted for amendment. The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options and amount of consideration; expiration date,” “Acceptance of options for amendment, issuance of cash payments and amended options,” and “Source and amount of consideration; terms of amended options” is incorporated herein by reference.

As of November 12, 2008, there were options to purchase approximately 4,052,520 shares of drugstore.com’s common stock that were eligible to participate in the Offer.

(c)	Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the section of the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options and amount of consideration; expiration date,” “Purpose of the offer,” “Procedures for electing to participate in this offer,” “Withdrawal rights and change of election,” “Acceptance of options for amendment, issuance of cash payments and amended options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of amended options,” “Status of options amended by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material United States federal income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Amend is incorporated herein by reference.

(b)	Purchases.

The information set forth in the section of the Offer to Amend under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Amend under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the section of the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the sections of the Offer to Amend under the caption “The Offer” titled “Acceptance of options for amendment, issuance of cash payments and amended options” and “Status of options amended by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the sections of the Offer to Amend under the caption “The Offer” titled “Purpose of the offer” and “Information concerning the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the section of the Offer to Amend under the caption “The Offer” titled “Source and amount of consideration; terms of amended options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the section of the Offer to Amend under the caption “Conditions of the offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Amend under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Amend under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Amend and in the sections of the Offer to Amend under the captions “The Offer” titled “Additional information” and “Financial statements” is incorporated herein by reference. Drugstore.com’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Amend under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 12, 2008.

(a)(1)(B)	Form of Initial Communication to Eligible Employees from Yukio Morikubo, dated November 12, 2008.

(a)(1)(C)	Election/Withdrawal Form.

(a)(1)(D)	Form of Confirmation Email/Fax to Employees Who Elect to Participate in the Offer to Amend and Form of Confirmation Email/Fax to Employees Who Withdraw Their Election to Participate in the Tender Offer or Who Decline to Participate in the Tender Offer.

(a)(1)(E)	Form of Promise to Make Cash Payment and Option Amendment.

(a)(1)(F)	Form of Reminder Email/Fax to Eligible Employees Regarding Participation in the Tender Offer.

(a)(1)(G)	Form of Notice of Closing Price.

(b)	Not applicable.

(d)(1)	Registrant’s 1998 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2000, SEC File No. 000-26137).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DRUGSTORE.COM, INC.

/s/ Yukio Morikubo
Yukio Morikubo
General Counsel and Vice President

Date: November 12, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 12, 2008.

(a)(1)(B)	Form of Initial Communication to Eligible Employees from Yukio Morikubo, dated November 12, 2008.

(a)(1)(C)	Election/Withdrawal Form.

(a)(1)(D)	Form of Confirmation Email/Fax to Employees Who Elect to Participate in the Offer to Amend and Form of Confirmation Email/Fax to Employees Who Withdraw Their Election to Participate in the Tender Offer or Who Decline to Participate in the Tender Offer.

(a)(1)(E)	Form of Promise to Make Cash Payment and Option Amendment.

(a)(1)(F)	Form of Reminder Email/Fax to Eligible Employees Regarding Participation in the Tender Offer.

(a)(1)(G)	Form of Notice of Closing Price.

(b)	Not applicable.

(d)(1)	Registrant’s 1998 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2000, SEC File No. 000-26137).

(g)	Not applicable.

(h)	Not applicable.